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NORTHERN PERU COPPER CORP.

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
AND PROXY CIRCULAR

for the
Annual and Special Meeting
to be held on
Wednesday, November 7, 2007

The attached Notice of Meeting, Management Information and Proxy Circular, and form of proxy and notes thereto for the Meeting are first being sent to shareholders of the Corporation on or about October 9, 2007.

October 5, 2007
Dear Shareholder:

        It is my pleasure to invite you to attend the annual and special meeting of shareholders to be held on Wednesday, November 7, 2007 at 2:00 p.m., Vancouver time, at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia. If you are unable to attend this meeting in person, please complete, date, sign and return the enclosed form of proxy to ensure that your vote is counted.

        The Notice of Meeting, Management Information and Proxy Circular, form of proxy and notes thereto and voting instruction form for the meeting, together with a reply card for use by shareholders who wish to receive Northern Peru Copper Corp.'s annual and interim financial statements, are enclosed. These documents contain important information and I encourage you to read them carefully.

Yours truly,

(Signed)MARSHALL KOVAL President, Chief Executive Officer and Director

i

NORTHERN PERU COPPER CORP.

NOTICE OF MEETING

        NOTICE IS HEREBY GIVEN THAT the 2007 annual and special meeting (the "Meeting") of the shareholders of Northern Peru Copper Corp. (the "Corporation") will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Wednesday, November 7, 2007 at 2:00 p.m., Vancouver time, for the following purposes:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended June 30, 2007;

2.
to elect directors to hold office until the next annual meeting of shareholders;

3.
to appoint Grant Thornton LLP, Chartered Accountants, as auditor to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board of Directors through the Audit Committee;

4.
to amend the Corporation's Stock Option and Stock Bonus Plan dated May 9, 2005; and

5.
to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        Accompanying this Notice of Meeting are (i) a Management Information and Proxy Circular, (ii) a form of proxy and notes thereto, (iii) a voting instruction form and (iv) a reply card for use by shareholders who wish to receive the Corporation's annual and interim financial statements.

        If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy for the Meeting and deposit it with Pacific Corporate Trust Company at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, Attention: Proxy Department, before 4:30 p.m., Vancouver time, on Thursday, November 1, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

        If you are a non-registered shareholder of the Corporation and receive these materials through your broker or another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or such other intermediary.

        This Notice of Meeting, the Management Information and Proxy Circular, the form of proxy and notes thereto for the Meeting, and the reply card are first being sent to shareholders of the Corporation on or about October 9, 2007.

        DATED at Vancouver, British Columbia, this 5th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)MARSHALL KOVAL President and Chief Executive Officer

ii

iii

MANAGEMENT INFORMATION AND PROXY CIRCULAR

        This Management Information and Proxy Circular ("Information Circular") is furnished in connection with the solicitation by the management of Northern Peru Copper Corp. (the "Corporation") of proxies to be voted at the annual and special meeting (the "Meeting") of the shareholders of the Corporation ("shareholders") to be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Wednesday, November 7, 2007 at 2:00 p.m., Vancouver time, for the purposes set forth in the accompanying Notice of Meeting.

        It is anticipated that this Information Circular and the accompanying form of proxy will be first mailed to shareholders on or about October 9, 2007. Unless otherwise stated, the information contained in this Information Circular is given as at October 5, 2007.

        The head office of the Corporation is located at 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its telephone number is (604) 687-0407. The registered and records office of the Corporation is located at Suite 700 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

        All currency figures in the Information Circular are in Canadian dollars, unless otherwise indicated.

        Information regarding the proxies solicited by management in connection with the Meeting is set out below under "Information About Proxies".

Particulars of Matters to be Acted Upon

Election of Directors

        The directors of the Corporation are elected at each annual meeting of shareholders and hold office until the close of the next annual general meeting or until their successors are duly elected or appointed, unless their office is earlier vacated in accordance with the Business Corporations Act (British Columbia). Management proposes to nominate each of the following six persons for election as a director of the Corporation. Proxies cannot be voted for a greater number of persons than the number of nominees named. In the absence of instructions to the contrary, the enclosed form of proxy will be voted "For" the nominees listed below.

        Information concerning the six nominees, as furnished by them individually, is set forth below.

Name and Residence of Proposed Directors and Present Offices Held	Director Since	Principal Occupation	Number of Shares

ROSS BEATY British Columbia, Canada Director	August 9, 2006	Geologist. Chairman of the Board of Pan American Silver Corp., a silver mining company, since September, 1988.	7,321,327 Common Shares 120,000 options

ROSS CORY British Columbia, Canada Director	May 9, 2005	Senior Vice President of Raymond James Ltd., an investment counselling firm, since 1989; currently on long-term leave of absence from Raymond James Ltd.	nil Common Shares 140,000 options

ANTHONY FLOYD British Columbia, Canada Director	May 9, 2005	Geologist. President of Inca Pacific Resources Inc., a junior exploration company, since April 1994.	65,000 Common Shares 260,000 options

MARSHALL KOVAL Kirkland, Washington, USA CEO, President and Director	May 10, 2006	Geologist. Chief Executive Officer and President of the Corporation since May 9, 2005. Senior Principal of Hart Crowser Inc., an engineering consulting firm, and President of Pincock Allen & Holt, a mining and engineering consulting firm, from 1991 to 2002.	73,000 Common Shares 270,000 options

DONALD SHUMKA British Columbia, Canada Director	May 9, 2005	President of Walden Management Ltd., a management company, since 2004; Managing Director of Raymond James Ltd., an investment counselling firm, from 1993 to 2004.	nil Common Shares 140,000 options

JOHN WRIGHT British Columbia, Canada Director	May 9, 2005	Metallurgical Engineer; President and Chief Operating Officer of Pan American Silver Corp., a silver mining company, until July 1, 2003.	118,000 Common Shares 120,000 options

        The information as to the residence, principal occupation and number of common shares (the "Common Shares") owned by the nominees listed in the above table is not within the knowledge of the management of the Corporation, and has been furnished by the individual appointees as of October 5, 2007.

        None of the nominees for election to the Corporation's Board of Directors named above are or have been during the past ten years:

  (a)
  a director or officer of any corporation, that while that person was acting in that capacity:

  (i)
  was subject to a cease trade or similar order or an order that denied that corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days;

  (ii)
  was subject to an event that resulted, after the director or executive officer ceased to be an executive officer in the corporation being subject to a cease trade order, similar order or order that denied the relevant corporation access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days; or

  (iii)
  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets; or

  (b)
  bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

        In addition, none of the Board of Director's nominees for election as a director of the Corporation named above has been subject to:

  (a)
  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (b)
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

        There are three committees of the Board of Directors, namely, the Audit Committee, Compensation Committee and Nominating and Governance Committee. The following table sets out the members of such Committees:

Audit Committee	Compensation Committee	Nominating and Governance Committee

Ross Cory Donald Shumka John Wright	Ross Cory John Wright	Ross Cory Donald Shumka

        The directors and senior officers of the Corporation as a group beneficially own, directly or indirectly, an aggregate of approximately 7,689,327 Common Shares, which together represent approximately 24.74% of the total votes attached to the Common Shares of the Corporation.

        None of the above directors has entered into any arrangement or understanding with any other person pursuant to which he was, or is to be, elected as a director of the Corporation or a nominee of any other person.

        Additional information regarding the various committees of the Board of Directors, and the attendance of each director at meetings of the Board of Directors and its committees held during the fiscal year ended June 30, 2007, is set out below under "Corporate Governance — Committees of the Board of Directors".

Appointment of Auditor

        Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Grant Thornton LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation or until a successor is appointed. It is proposed that the remuneration to be paid to the auditor be fixed by the

Audit Committee of the Board of Directors. Grant Thornton LLP was first appointed the auditor of the Corporation on May 9, 2005.

        Representatives of Grant Thornton LLP are expected to be present at the Meeting and to be available to respond to appropriate questions from persons present at the Meeting. If representatives of Grant Thornton LLP are present at the Meeting, the Chairman of the Meeting will provide such representatives with the opportunity to make a statement if they so desire.

Fees Paid to Auditor and their Independence from the Corporation

        The Corporation retained Grant Thornton LLP to provide services which were billed for the years ended June 30, 2007 and 2006 in the following categories and amounts:

	Year ended June 30, 2007	Year ended June 30, 2006
	(in Canadian dollars)
Audit Fees(1)	$58,000	$75,449
Audit-Related Fees(2)	$5,220	$38,876
Tax Fees(3)	$2,000	$2,175
All Other Fees(4)	nil	nil
Totals	$65,220	$116,500

(1)
"Audit Fees" represent fees for the audit of the Corporation's consolidated annual financial statements, review of the Corporation's interim financial statements, and review in connection with regulatory financial filings.

(2)
"Audit Related Fees" represent fees for assistance regarding the application of accounting and financial reporting standards.

(3)
"Tax Fees" represent fees for tax compliance, tax consulting and tax planning.

(4)
For the years ended June 30, 2007 and 2006, no other fees were paid for legal compliance and business practice reviews, financial information systems design and implementation, or internal audit co-sourcing services.

        The Audit Committee has adopted procedures requiring the Audit Committee to review and approve in advance all particular engagements for services provided by the Corporation's independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for the year ended June 30, 2007 were pre-approved by the Audit Committee. The Audit Committee reviews with Grant Thornton LLP whether the non-audit services to be provided are compatible with maintaining the auditor's independence.

Approval of Amendments to Stock Option and Stock Bonus Plan

        At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Corporation's Stock Option and Stock Bonus Plan approved by the shareholders of the Corporation on May 9, 2005 (the "Plan") to:

  (a)
  grant to the Board of Directors the power and authority to determine any limitations, restrictions and conditions which are in addition to those set out in the Plan, as amended, applicable to the exercise of options granted under the Plan, as amended;

  (b)
  grant to the Board of Directors the power and authority to amend the vesting provisions of previously issued options;

  (c)
  include provisions which provide, in the event of a take-over bid or change of control, that all outstanding options will immediately vest and may be exercised, or if not exercised, such options will terminate upon the tender date for the take-over bid or completion of the change of control;

  (d)
  include provisions which provide that, except where not permitted by the Toronto Stock Exchange (the "TSX"), where an option expires during Black-Out Period (as defined below) or within ten business days following the end of such Black-Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black-Out Period; and

  (e)
  grant to the Board of Directors the power and authority to make certain amendments to the Plan or any option without shareholder approval, including: amendments of a "housekeeping" nature; a change to the vesting provisions of an option; extensions to the term of an option held by a person (other than an insider of the Corporation); accelerating the expiry date of an option; amending the definitions contained within the Plan; amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options); amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX; amendments relating to the administration of the Plan; amendments that are necessary to suspend or terminate the Plan; and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX).

        "Black-Out Period" means a time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of options under the Plan.

        In the absence of instructions to the contrary, the accompanying form of proxy will be voted "For" this ordinary resolution.

        The text of the ordinary resolution to amend the Plan to provide for the immediate vesting of outstanding options in the event of a take-over bid or change of control and grant to the Board the power to amend the vesting provisions of previously issued options in certain circumstances is annexed as Resolution No. 1 of Schedule "B" to this Information Circular (the "Plan Amendment Resolution").

        The terms of the Plan are described under the heading "Executive Compensation — Stock Option and Stock Bonus Plan".

        The Board believes that the proposed amendment to the Plan is necessary and in the best interests of the Corporation and its shareholders in order for the Corporation and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers.

        In order to comply with the requirements of the TSX, the Plan Amendment Resolution must be approved by an ordinary resolution of shareholders, other than insiders who are entitled to receive a benefit under the Plan and any associates of such insiders. Accordingly, the votes attached to the 7,689,327 Common Shares held by insiders of the Corporation will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained for the Plan Amendment Resolution. This proposed amendment of the Plan is also subject to regulatory approval by the TSX.

Information About Proxies

Solicitation of Proxies

        The solicitation for proxies by management of the Corporation will be made primarily by mail but solicitation may be made by telephone or in person with the cost of such solicitation to be borne by the Corporation. While no arrangements have been made to date, the Corporation may contract for the solicitation of proxies for the Meeting. Such arrangements would include customary fees which would be borne by the Corporation.

Appointment of Proxyholder

        The persons named in the enclosed form of proxy for the Meeting are officers of the Corporation and nominees of management. A registered shareholder has the right to appoint some other person, who need not be a shareholder, to represent such registered shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided. If a registered shareholder appoints one of the persons designated in the accompanying form of proxy as a nominee and does not direct the said nominee to vote either "For", "Against" or "Withhold", as applicable, from voting on a matter or matters with respect to which an opportunity to specify how the Common Shares registered in the name of such registered shareholder shall be voted, the proxy shall be voted "For" such matter or matters.

        The instrument appointing a proxyholder must be in writing and signed by the registered shareholder, or such registered shareholder's attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer, or attorney, of such corporation. An undated but executed proxy will be deemed to be dated the date of the mailing of the proxy. In order for a proxy to be valid, a registered shareholder must:

  (a)
  sign and print his or her name on the lines specified for such purpose at the bottom of the form of proxy; and

  (b)
  return the properly executed and completed form of proxy:

  (i)
  by mailing it or delivering it by hand in the appropriate enclosed return envelope addressed to Pacific Corporate Trust Company;

  (ii)
  by faxing it to Pacific Corporate Trust Company at 604-689-8144;

  (iii)
  by internet at http://webvote.pctc.com; or

  (iv)
  by telephone at 1-888-835-8683,

to be received by 4:30 p.m., Vancouver time, on Thursday, November 1, 2007, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Revocation of Proxy

        A registered shareholder may revoke a proxy by delivering a signed instrument in writing executed by such registered shareholder or by the registered shareholder's attorney authorized in writing or, where the registered shareholder is a corporation, by a duly authorized officer or attorney of such corporation, either to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or before any vote in respect of which the proxy is to be used shall have been taken, or in any other manner permitted by law.

Voting of Proxies

        A registered shareholder may direct the manner in which his or her Common Shares are to be voted or withheld from voting in accordance with the instructions of the registered shareholder by marking the form of proxy accordingly. The management nominees designated in the enclosed form of proxy will vote the Common Shares represented by proxy in accordance with the instructions of the registered shareholder on any resolution that may be called for and that if the registered shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is so specified with respect to any resolution or in the absence of certain instructions, the Common Shares represented by a proxy given to management will be voted "For" the resolution. If more than one direction is made with respect to any resolution, such Common Shares will similarly be voted "For" the resolution.

Exercise of Discretion by Proxyholders

        The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the proxyholders named therein with respect to amendments or variations of matters identified in the accompanying Notice of Meeting, and other matters not so identified which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If any amendment or variation or other matter comes before the Meeting, the persons named in the proxy will vote in accordance with their judgement on such amendment, variation or matter.

Voting by Beneficial Shareholders

        The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name.

        Persons who hold Common Shares through their brokers, agents, trustees or other intermediaries (such persons, "Beneficial Shareholders") should note that only proxies deposited by registered shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such Common Shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of CDS Clearing and Depository Services Inc., and in the United States, the vast majority will be registered in the name of "Cede & Co.", the registration name of the Depository Trust Company, which entities act as nominees for many brokerage firms. Common Shares held by brokers, agents, trustees or other intermediaries can only be voted by those brokers, agents, trustees or other intermediaries in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instruction form ("VIF") provided with this Information Circular and ensure they communicate how they would like their Common Shares voted in accordance with those instructions.

        Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBOs". Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBOs". In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has elected to send the Notice of Meeting, this Information Circular, the form of proxy and VIF (collectively, the "Meeting Materials") indirectly through intermediaries to the NOBO and OBO Beneficial Shareholders. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each Beneficial Shareholder, unless the Beneficial Shareholder has waived the right to receive them.

        Intermediaries will frequently use service companies to forward the Meeting Materials to Beneficial Shareholders. Generally, a Beneficial Shareholder who has not waived the right to receive Meeting Materials will either:

  (a)
  be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder and must be completed, but not signed, by the Beneficial Shareholder and deposited with Pacific Corporate Trust Company; or

  (b)
  more typically, be given a VIF which is not signed by the intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the intermediary or its service corporation, will constitute voting instructions which the intermediary must follow.

        VIFs should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.

        Please return your voting instructions as specified in the VIF. Beneficial Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

        Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent, trustee or other intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting or have someone else attend on their behalf, and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent, trustee or other intermediary well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

        The Meeting Materials are being sent to both registered shareholders and Beneficial Shareholders of Common Shares. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary on your behalf.

Securities Entitled to Vote

        As of October 5, 2007, the authorized share capital of the Corporation is divided into an unlimited number of Common Shares, of which 31,078,893 Common Shares are issued and outstanding. Every shareholder who is present in person and entitled to vote at the Meeting shall have one vote on a show of hands and on a poll shall have one vote for each Common Share of which the shareholder is the registered holder, and such shareholder may exercise such vote either in person or by proxy.

        The Board of Directors of the Corporation has fixed the close of business on October 5, 2007 as the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting, but the failure of any shareholder to receive notice of the Meeting does not deprive such shareholder of the entitlement to vote at the Meeting. Every shareholder of record at the close of business on October 5, 2007 who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

  (a)
  such shareholder has transferred the ownership of any of his or her Common Shares after October 5, 2007; and

  (b)
  the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

Ownership of Common Shares

Ownership by Management

        The following table sets forth certain information regarding beneficial ownership of the Corporation's Common Shares, as of October 5, 2007, by (i) each of the Corporation's executive officers and directors and (ii) the Corporation's executive officers and directors, as a group:

Name and Address(1)	Common Shares Beneficially Owned		Percentage of Class(2)
ROSS BEATY Chairman and Director	7,321,327 83,334 36,666	(3) (4)	23.56%
ROSS CORY Director	nil 110,000 30,000	(3) (4)	N/A
ANTHONY FLOYD Director	65,000 230,000 30,000	(3) (4)	0.21%
DONALD SHUMKA Director	nil 110,000 30,000	(3) (4)	N/A
JOHN WRIGHT Director	118,000 90,000 30,000	(3) (4)	0.38%
MARSHALL KOVAL President, Chief Executive Officer and Director	73,000 233,334 36,666	(3) (4)	0.24%
SANDRA LIM Chief Financial Officer	11,000 40,001 29,999	(3) (4)	0.04%
DAVID STRANG VP, Corporate Development	95,500 183,334 36,666	(3) (4)	0.31%
LEO HATHAWAY VP, Exploration	5,500 131,334 36,666	(3) (4)	0.02%
All executive officers and directors as a group (9 persons)	7,689,327 1,211,337 296,663	(3) (4)	24.74%

*
Represents less than 1% of the outstanding Common Shares.

(1)
The address of each of the persons listed is c/o Northern Peru Copper Corp., 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

(2)
In accordance with Rule 13d-3(d)(1) under the Exchange Act, as amended, the applicable percentage of ownership for each person is based on 31,078,893 Common Shares outstanding as of October 5, 2007, plus any securities held by such person exercisable for or convertible into Common Shares within 60 days after the date of this Information Circular.

(3)
Represents Common Shares which may be acquired upon the exercise of immediately exercisable options.

(4)
Represents Common Shares which may be acquired upon the exercise of options, pursuant to the vesting of those options.

Ownership by Principal Shareholders

        To the Corporation's knowledge, the following person owns more than ten percent (10%) of the Corporation's outstanding Common Shares as of October 5, 2007:

Name	Number of Shares Held	Percentage of Shares Held

Ross Beaty	7,321,327(1)	23.56%

(1)
1,812,500 of these shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.

        The above information was provided by management of the Corporation and the Corporation's registrar and transfer agent as of October 5, 2007.

        The Corporation's constating documents do not have any provisions that would delay, defer or prevent a change in control of the Corporation.

Quorum

        Under the Articles of the Corporation, the quorum for the transaction of business at the Meeting is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to vote at the meeting.

        Directors will be elected by a majority of the votes cast by shareholders who vote in person or by proxy at the Meeting.

        Abstentions will be counted as present for purposes of determining the presence of a quorum for purposes of these matters, but will not be counted as votes cast. Broker non-votes (i.e., shares held by a broker or nominee as to which the broker or nominee does not have the authority to vote on a particular matter) will not be counted as present for purposes of determining the presence of a quorum for purposes of these matters and will not be voted. Accordingly, neither abstentions nor broker non-votes will have any effect on the outcome of the votes on the matters to be acted upon at the Meeting.

Corporate Governance

        The Corporation's Board of Directors and executive officers consider good corporate governance to be an important factor in the efficient and effective operation of the Corporation. The Board of Directors is of the view that the Corporation's system of corporate governance meets or exceeds the majority of guidelines and requirements contained in National Policy 58-201 — Corporate Governance Guidelines ("NP 58-201") and National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators.

Board of Directors

        The Board of Directors is currently composed of six directors, Messrs. Ross Beaty, Ross Cory, Anthony Floyd, Marshall Koval, Donald Shumka and John Wright. All the proposed nominees are current directors of the Corporation.

        NP 58-201 suggests that the board of directors of a reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors. An "independent" director is a director who is independent of management and of any significant shareholder and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation. Of the proposed nominees of the Corporation, Ross Cory, Anthony Floyd, Donald Shumka and John Wright are considered by the Board of Directors to be "independent" within the meaning of NI 58-101 and, Marshall Koval and Ross Beaty are considered to be "non-independent" because Marshall Koval is the President and Chief Executive Officer of the Corporation and Ross Beaty holds 23.56% of the outstanding Common Shares as of October 5, 2007.

        The Chairman of the Board of Directors is Ross Beaty. As Mr. Beaty is considered to be "non-independent", the Corporation has appointed Donald Shumka as "lead director". Donald Shumka does not take an active role in the day to day operations of the Corporation and is "independent" within the meaning of NI 58-101.

Other Directorships

        The following directors of the Corporation also serve as directors of other reporting issuers:

Director	Other Reporting Issuer(s)

ROSS BEATY	Global Copper Corp. (TSX-GLQ) Western Copper Corp. (TSX-WRN) Pan American Silver Corp. (TSX/NASDAQ-PAA)

ROSS CORY	Eldorado Gold Corporation (TSX-ELD/ASX-EGO)

ANTHONY FLOYD	Global Copper Corp. (TSX-GLQ) Inca Pacific Resources Inc. (TSX.V-IPR)

DONALD SHUMKA	Paladin Resources Ltd. (TSX/ASX-PDN) Eldorado Gold Corporation (TSX-ELD/ASX-EGO)

JOHN WRIGHT	Global Copper Corp. (TSX-GLQ)

Meetings of the Board of Directors

        The Board of Directors meets at least once each calendar quarter to review, among other things, the performance of the Corporation. Results will be compared and measured against a previously established plan and performance of prior fiscal years. The Board of Directors will also hold a meeting each year to review and assess the Corporation's financial budget and business plan for the ensuing year and its overall strategic objectives. This process will establish, among other things, benchmarks against which the Board of Directors may measure the performance of management. Other meetings of the Board of Directors will be called to deal with special matters, as circumstances require.

        During the Corporation's completed fiscal year ended June 30, 2007, the Board met 11 times. Other than John Wright, who attended 10 meetings, all of the directors attended all 11 meetings of the Board of Directors.

Board Mandate

        The mandate of the Board of Directors is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In doing so, the Board of Directors oversees the management of the Corporation's affairs directly and through its committees. In fulfilling its mandate, the Board of Directors, among other matters, is responsible for: (i) reviewing and approving the Corporation's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; (ii) reviewing major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives; (iii) reviewing succession planning; (iv) assessing management's performance against approved business plans and industry standards; (v) reviewing and approving the reports and other disclosure issued to shareholders; (vi) ensuring the effective operation of the Board of Directors; and (vii) safeguarding shareholders' equity interests through the optimum utilization of the Corporation's capital resources.

Position Descriptions

        The Board of Directors, together with the Corporation's Chief Executive Officer, are developing a Board Policy Manual which will provide position descriptions for the directors and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. At present, the Board of Directors has delegated the day-to-day management of the business and affairs of the Corporation to the executive officers of the Corporation. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Corporation have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation require prior approval of the Board of Directors. Any responsibility which is not delegated to management or a Board of Directors committee remains with the Board of Directors. The Chief Executive Officer reviews corporate objectives with the Board of Directors on a quarterly basis. In this manner, the Board of Directors approves or develops the corporate objectives which the Chief Executive Officer is responsible for meeting.

Orientation and Continuing Education

        The Corporation is drafting a Board Policy Manual, which will provide a comprehensive introduction to the Board of Directors and its committees. At present, each new director is given an outline of the nature of the Corporation's business, its corporate strategy, and current issues within the Corporation. New directors are also required to meet with management of the Corporation to discuss and better understand the Corporation's business and will be advised by counsel to the Corporation of their legal obligations as directors of the Corporation. Where meaningful, the directors will be given tours of the Corporation's properties to give such directors additional insight into the Corporation's business.

Ethical Business Conduct

        The Board of Directors adopted a written Code of Ethical Conduct (the "Code") for the Corporation's directors, officers and employees. As one measure to ensure compliance with the Code, the Board of Directors has also established a Whistleblower Policy which details complaint procedures for accounting concerns. Accounting concerns, as defined under the Whistleblower Policy, includes violations against all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to fraud against shareholders. The full text of these standards is available free of charge to any person upon request to the Secretary of the Corporation at Suite 1550 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 (Telephone: 604.687.0407, ext. 103). The Board of Directors, through the Nominating and Governance Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers. Disclosure will be made by the Corporation of any waiver from the requirements of the Code granted to the Corporation's directors or executive officers in the Corporation's quarterly report that immediately follows the grant of such waiver.

        In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, the Board of Directors must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

Nomination of Directors

        In order to identify new candidates for nomination to the Board of Directors, the Board of Directors of the Corporation considers the advice and input of the Nominating and Governance Committee, regarding: (i) the appropriate size of the Board of Directors, the necessary competencies and skills of the Board of Directors as a whole and the competencies and skills of each director individually; and (ii) the identification and recommendation of new individuals qualified to become a new member of the Board of Directors. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve.

Committees of the Board of Directors

Compensation Committee

        The Compensation Committee is presently comprised of Ross Cory and John Wright, both of whom are independent within the meaning of NI 58-101. The Compensation Committee determines the salary and benefits of the executive officers of the Corporation, determines the Corporation's general compensation structure, policies and programs, administers the Corporation's stock option plan, and delivers an annual report to shareholders on executive compensation.

Composition of the Compensation Committee

        The Corporation has a Compensation Committee presently comprised of Ross Cory and John Wright, both of whom are independent directors. The Chairman of the Compensation Committee is John Wright.

        Responsibility for the determination of compensation of the Corporation's executive officers has been delegated to this committee. During the Corporation's fiscal year ended June 30, 2007, the Compensation Committee met two times. Both meetings were attended by all members.

Report on Executive Compensation

        The Corporation's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. Each executive officer's position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions. In addition to industry comparables, the Board of Directors and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board of Directors and the Compensation Committee's assessment of each executive officer's individual performance and contribution towards meeting corporate objectives. Executive officers' compensation is composed of three major components: base salary; cash or share bonus; and stock options. Although management provides information which serves as the basis for the decisions of the Board of Directors regarding remuneration of executives, interested executives are required to abstain from the voting on decisions by the Board of Directors regarding their remuneration.

        Base salary ranges are determined following a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations. The salary for each executive officer's position is then determined having regard to the incumbent's responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board of Directors and the Compensation Committee of such matters as are presented by management.

        The second component of executive officers' compensation is cash or a share bonus. In light of a recommendation from the Compensation Committee, the Board of Directors may grant executive officers cash or share bonuses. To date, the performance criteria and objectives considered by the Compensation Committee and the Board of Directors for determining the availability of such bonuses include the Corporation's share performance generally and each executive officer's role in the progress of the Corporation's main mineral projects. During the completed fiscal year ended June 30, 2007, the Corporation issued a total of 25,000 bonus shares under the Corporation's Stock Option and Stock Bonus Plan to its executive officers. These shares were issued to Marshall Koval, as required under Mr. Koval's executive services agreement, at a cash value, on the dates of issuance, of $205,300 (see "Summary Compensation Table" below).

        The third component of executive officers' compensation is stock options. The Board of Directors, on recommendation of the Compensation Committee, may from time to time grant stock options to executive officers under the Corporation's Stock Option and Stock Bonus Plan. Grants of stock options are intended to align the interests of executive officers with those of shareholders over the longer-term. For the fiscal year ended June 30, 2007, the Corporation granted a total of 80,000 stock options to its executive officers (see "Summary Compensation Table" below). These options are exercisable for a period of five years at an exercise price of $6.34 per share (options vest over two years from the date of grant).

        Other than Marshall Koval, the Corporation's President and Chief Executive Officer, the Corporation does not have any employment contracts with its executive officers. Mr. Koval receives a base salary of US$100,000 per year (see "Summary Compensation Table" below for details relating to the payments made to Marshall Koval during the fiscal year ended June 30, 2007). The overall base salary compensation for Mr. Koval is determined on the basis of a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations. In keeping with the Corporation's commitment to maintaining low relative general and administrative costs, Mr. Koval's base salary compensation is targeted at the lower quartile of his peer group. The Compensation Committee believes that Mr. Koval's performance is suitably compensated through salary, stock options and cash or share bonuses. In addition, Mr. Koval's compensation includes a retention bonus, share appreciation bonus and a transaction bonus, paid or payable in Common Shares (see "Termination of Employment, Change in Responsibilities and Employment Contracts" below for details on share bonuses).

Submitted by, Ross Cory John Wright

Audit Committee

        The Corporation has an Audit Committee presently comprised of Ross Cory, Donald Shumka and John Wright, all of whom are independent directors. All members of the Audit Committee are financially literate. The Corporation considers "financial literacy" to be the ability to read and understand a Corporation's fundamental financial statements, including a Corporation's balance sheet, income statement and a cash flow statement. Members of the Audit Committee are elected by the Board of Directors at its first meeting following the annual meeting of shareholders to serve a one year term and Audit Committee members are permitted to serve an unlimited number of consecutive terms. During the fiscal year ended June 30, 2007, the Audit Committee met five times. All of the members attended all five of the meetings.

        Detailed information with respect to the Corporation's Audit Committee will be contained under the heading "Additional Information — Audit Committee" in the Corporation's annual information form filed under the Corporation's profile on SEDAR at www.sedar.com and on the Corporation's website at www.northernperu.com.

Nominating and Governance Committee

        The Nominating and Governance Committee is presently comprised of Ross Cory and Donald Shumka, both of whom are independent within the meaning of NI 58-101. The Nominating and Governance Committee: (i) oversees the effective functioning of the Board of Directors; (ii) oversees the relationship between the Board of Directors and management of the Corporation; (iii) ensures that the Board of Directors can function independently of management at such times as is desirable or necessary; (iv) assists the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders; (v) identifies possible nominees for the Board of Directors; and (vi) reviews the qualifications of possible nominees for, and current members of, the Board of Directors.

        The Nominating and Governance Committee also annually reviews and makes recommendations to the Board of Directors with respect to: (i) the appropriateness of the committees of the Board of Directors, their mandates and responsibilities and the allocation of directors to the committees; (ii) the appropriateness of the terms of the mandate and responsibilities of the Board of Directors; (iii) the compensation of the directors of the Corporation; (iv) the directorships held by the Corporation's directors and officers in other corporations; and (v) the corporate objectives which the President and Chief Executive Officer of the Corporation is responsible for meeting, the assessment of the Corporation's President and Chief Executive Officer by the Board of Directors against these objectives and the appropriateness of the duties and responsibilities of the President and Chief Executive Officer.

Assessments

        The Board of Directors work together to evaluate its effectiveness, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee of the Board of Directors conducts an annual assessment of its performance, consisting of a review of its mandate, the performance of the committee as a whole and the performance of the committee Chair.

Statement of Executive Compensation

Executive Officers of the Corporation

        The following table contains information about the compensation paid to, or earned by, those who were, at June 30, 2007, (a) the Corporation's Chief Executive Officer (or an individual who acted in a similar capacity); (b) the Corporation's Chief Financial Officer (or an individual who acted in a similar capacity); (c) each of the Corporation's three other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (d) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended June 30, 2007 (the "Named Executive Officers"). The Corporation presently has two Named Executive Officers: Marshall Koval, the President and Chief Executive Officer ("CEO") and Sandra Lim, the Chief Financial Officer ("CFO").

Summary Compensation Table

		Annual Compensation									Long Term Compensation
											Awards			Payouts
Name and Principal Position	Fiscal Year Ended June 30	Salary ($)			Bonus ($)			Other Annual Compensation ($)			Securities Under Options/ SARs Granted(1) (#)		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

MARSHALL KOVAL CEO and President	2007 2006 2005	$ $ $	107,512 101,000 13,179	(4)	$ $	205,300 88,090 nil	(2) (3)		nil nil nil		40,000 30,000 200,000		nil nil nil	nil nil nil	nil nil nil

SANDRA LIM CFO	2007 2006 2005		nil nil nil			nil nil nil		$ $ $	52,917 28,479 1,644	(5) (6) (4),(6)	40,000 10,000 20,000	(7)	nil nil nil	nil nil nil	nil nil nil

(1)
The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.

(2)
This figure is based on two issuances of bonus shares at the market price on the date of issuance (15,000 Common Shares at $6.62 per Common Share and 10,000 Common Shares at $10.60 per Common Share) in accordance with the terms of Mr. Koval's executive services agreement.

(3)
This figure is comprised of three issuances of bonus shares at the market price on the date of issuance (15,000 Common Shares at $3.36 per Common Share; 3,000 Common Shares at $3.23 per Common Share; and 10,000 Common Shares at $2.80 per Common Share) in accordance with the terms of Mr. Koval's executive services agreement.

(4)
For the period May 9, 2005 to June 30, 2005, being the date the Corporation commenced operations following completion of the statutory plan of arrangement with Regalito Copper Corp. ("Regalito").

(5)
Paid to Global Copper Corp. ("Global") under the cost-sharing arrangement between Global and the Corporation for general and administrative expenses.

(6)
Paid to Regalito and Global under the cost-sharing arrangement amongst Regalito, Global and the Corporation for general and administrative expenses.

(7)
These options were created as a result of the plan of arrangement with Regalito.

Long Term Incentive Plan ("LTIP") Awards

        Other than an executive services agreement with Marshall Koval disclosed below under "Termination of Employment, Changes in Responsibilities and Employment Contracts", the Corporation does not have any LTIPs and, save as disclosed above, no remuneration payments were made, directly or indirectly, by the Corporation to its Named Executive Officers during the year ended June 30, 2007.

        An LTIP refers to any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Corporation or an affiliate or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.

Stock Option and Stock Appreciation Rights ("SARs")

        The Corporation currently has in place a Stock Option and Stock Bonus Plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation by affording such persons with the opportunity to acquire an equity interest in the Corporation through rights granted under the Plan to purchase Common Shares. See "Securities Reserved for Issuance under Equity Compensation Plans" below for details relating to the Corporation's Stock Option and Stock Bonus Plan.

        The following table discloses the particulars of the stock options granted to the Named Executive Officers under the Plan during the fiscal year ended June 30, 2007:

Option/SAR Grants during the Most Recently Completed Fiscal Year

Name	Securities Under Options/SARs Granted		% of Total Options/SARs Granted in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date

Marshall Koval	40,000	(1)	11.1%	$6.34	$6.34	Dec. 20/11

Sandra Lim	40,000	(1)	11.1%	$6.34	$6.34	Dec 20/11

(1)
Options are exercisable for Common Shares.

        The Named Executive Officers did not exercise any stock options in respect of the Common Shares during the year ended June 30, 2007. The following table sets forth the fiscal year-end value of unexercised options on an aggregate basis:

Aggregated Option/SAR Exercises during the Most Recently Completed Fiscal Year and
Fiscal Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money(2) Options/SARs at FY-End ($) Exercisable/ Unexercisable

Marshall Koval	nil	nil	233,334/36,666	$2,122,537/$209,663

Sandra Lim	nil	nil	40,001/29,999	$341,539/$156,461

(1)
"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)
"In-the-Money Options" means the excess of the market value of the Common Shares on June 30, 2007 over the exercise price of the options. The closing price of the Common Shares on June 29, 2007 was $11.21.

Option and SAR Repricings

        There were no repricings of stock options under the stock option plan or otherwise during the fiscal year ended June 30, 2007.

Defined Benefit or Actuarial Plan

        The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

        The Corporation has in place an executive services agreement with Marshall Koval, one of the Named Executive Officers, whereby the Corporation has agreed to pay the sum of US$8,333 per month to Marshall Koval for providing management services to the Corporation. Under the agreement, if Mr. Koval remains under contract with the Corporation until the following dates, he will be entitled to the following bonus shares: (i) 10,000 Common Shares until May 15, 2006 (issued); (ii) a further 10,000 Common Shares until May 15, 2007 (issued) and (iii) a further 10,000 Common Shares until May 15, 2008. See "Summary Compensation Table" above for details relating to the payments made to Marshall Koval during the fiscal year ended June 30, 2007.

        In addition, if Mr. Koval is under contract with the Corporation at such time as the price of Common Shares reaches: (i) $3.00 and trades at or above an average of $3.00 for a period of 20 consecutive trading days on the TSX, the Corporation will award from the Plan, 15,000 Common Shares as a fully earned bonus (these shares were issued in February 2006); and (ii) $6.00 and trades at or above an average of $6.00 for a period of 20 consecutive trading days on the TSX, the Corporation will award from the Plan, 15,000 Common Shares in its capital stock as a fully earned bonus (these shares were issued in January, 2007). Further, provided Marshall Koval is under contract with the Corporation at such time as the Corporation undertakes a sale in respect of the Galeno property in a single transaction for a value greater than $70,000,000, the Corporation will award 40,000 Common Shares as a fully-earned bonus.

        The Corporation also has in place retention agreements with its two Named Executive Officers (the "Officers") pursuant to which:

  (a)
  retention bonuses of $300,000 shall be payable to Mr. Koval and $175,000 shall be payable to Ms. Lim in the event that:

  (i)
  their employment with the Corporation is terminated by the Corporation on, or within, six months following a change of control of the Corporation; or

  (ii)
  each of Mr. Koval or Ms. Lim give notice to the Corporation of the termination of their employment with the Corporation upon, or within, six months following a change of control;

  (b)
  upon a change of control of the Corporation, occurring; and the Corporation entering into any agreement or arrangement with respect to a change of control of the Corporation, all options held by the Officers that have not vested shall immediately be deemed to be vested and all options outstanding under the Plan that have not been exercised shall cease and terminate and be of no further force and effect unless exercised before their termination on the close of business on the date that a change of control of the Corporation occurs; and

  (c)
  upon a change of control of the Corporation occurring, and the Corporation entering into an agreement or arrangement with respect to a change of control of the Corporation, if the market value of the Corporation's common shares under the Plan is greater than the exercise price of any options under the Plan which are held by the Officers, the Officers may, in lieu of exercising such options, elect prior to the close of business on the date that a change of control of the Corporation occurs, to surrender such options to the Corporation for cancellation in exchange for a cash payment from the Corporation for the intrinsic value of such options.

        Except as otherwise disclosed herein, there are no compensatory plans, contracts or arrangements in place with the Named Executive Officers resulting from the resignation, retirement or any other termination of services of the Named Executive Officers with the Corporation or from a change in control of the Corporation or a change in the Named Executive Officers' responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

        No cash compensation was paid to any director of the Corporation for their services as a director during the year ended June 30, 2007. However, during the year ended June 30, 2007 the Corporation used the services of directors and companies owned by directors for consulting services. These transactions occurred in the normal course of operations. In this regard, the Corporation paid Iris Consulting Ltd., a private Corporation which employs Robert Pirooz, for providing management and administrative services to the Corporation. Robert Pirooz ceased to be a director of the Corporation on August 9, 2006. The Corporation paid $3,326 to Iris Consulting Ltd. for services provided from July 1, 2006 to August 9, 2006.

        The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, except for the granting from time to time of incentive stock options in accordance with the terms of the Plan. During the fiscal year ended June 30, 2007, the Corporation granted an aggregate of 200,000 new stock options to its directors. The purpose of granting such options was to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders. See "Securities Reserved for Issuance under Equity Compensation Plans" below for further details relating to the Plan.

Performance Graph

        The Common Shares were listed for trading on the TSX on May 19, 2005. The following graph compares the yearly (and quarterly) percentage change in the cumulative total shareholder return of the Common Shares, assuming a $100 investment in the Common Shares on May 19, 2005, with the S&P/TSX Composite Index for the period May 19, 2005 to June 30, 2007.

Performance Graph

	NOC	Base	S&P/TSX Composite Index	Base
June 30, 2005	$1.75	100	9,902.77	100
September 30, 2005	$2.50	143	11,011.83	111
December 31, 2005	$2.20	126	11,272.26	114
March 31, 2006	$3.18	182	12,110.61	122
June 30, 2006	$3.15	180	11,612.87	117
September 30, 2006	$4.40	251	11,761.27	119
December 31, 2006	$5.93	339	12,908.39	130
March 31, 2007	$8.10	463	13,165.50	133
June 30, 2007	$11.21	641	13,906.57	140

Securities Reserved For Issuance Under Equity Compensation Plans

        The Plan is the only equity compensation plan under which securities are authorized for issuance. The following table sets forth information with respect to the Plan as at the fiscal year ended June 30, 2007:

Plan category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of Outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	1,813,000	(1)	$2.17	1,118,444	(2)

Equity compensation plans not approved by securityholders	n/a		n/a	n/a

Total	1,813,000			1,118,444

(1)
As at October 5, 2007, the Corporation has issued and outstanding under the Corporation's Stock Option and Stock Bonus Plan options entitling holders thereof to acquire 1,808,000 Common Shares of the Corporation (5.8% of the issued and outstanding Common Shares).

(2)
This figure is based on the total number of shares authorized for issuance under the Corporation's stock option and stock bonus plan, less the number of stock options outstanding as at the year ended June 30, 2007. As at June 30, 2007, the Corporation was authorized to issue a total of 2,931,444 stock options (includes 200,000 bonus shares).

(3)
The maximum number of Common Shares issuable under the Corporation's stock option and stock bonus plan shall be equal to, but will not exceed, 10% of the total issued and outstanding Common Shares on the date of grant on a non-diluted basis.

Stock Option and Stock Bonus Plan

        The Plan, first implemented May 9, 2005, for the purpose of attracting and motivating directors, officers, employees and consultants of the Corporation and advancing the interests of the Corporation by affording such person with the opportunity to acquire an equity interest in the Corporation through rights granted under the Plan to purchase Common Shares of the Corporation. In addition, the Plan provides for the issuance of up to an aggregate of 200,000 bonus shares (the "Bonus Shares") in each calendar year to those directors, officers, employees and consultants who are deemed to have provided extraordinary contributions to the advancement of the Corporation. Any such issuance would be based on performance reviews and recommendations by the Corporation's Compensation Committee.

        Any grant of options under the Plan will be within the discretion of the Board of Directors, subject to the condition that the maximum number of Common Shares which may be issuable under the Plan cannot exceed 10% of the Corporation's issued and outstanding Common Shares, from time to time inclusive of the Bonus Shares. The number of option shares and Bonus Shares issuable under the Plan to any one individual during a one year period must not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis. In addition, the number of option shares and Bonus Shares which may be issuable under the Plan within a one year period: (i) to insiders of the Corporation in aggregate, cannot exceed 10% of the Common Shares; (ii) to one individual who is an insider of the Corporation or any associates of such insider, shall not exceed 5% of the outstanding Common Shares; and (iii) to a consultant or an employee performing investor relations activities, cannot exceed 2% of the Common Shares.

        The term of any options granted under the Plan will be fixed by the Board of Directors at the time such options are granted, provided that options will not be permitted to exceed a term of 10 years. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of Common Shares in respect of the expired or terminated option will again be available for the purposes of the Plan. The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but cannot be less than the weighted average trading price for the five

(5) trading days prior to the date the option is granted. The Plan also provides for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Corporation's Common Shares.

        Under the Plan, options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in its sole discretion shall determine. For stock options granted to employees, consultants or management company employees, the Corporation represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be. If the optionee ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted expires on no later than the 30th day following the date that the optionee ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

Interest of Certain Persons in Material Transactions and Matters to be Acted Upon

        Except as described below or otherwise described in this Information Circular, no director or executive officer of the Corporation who has served in such capacity since the beginning of the last fiscal year or any associate or affiliate of such person, and to the best of the knowledge of management of the Corporation, no person that has direct or indirect beneficial ownership of more than 10% of the issued Common Shares of the Corporation and no associate or affiliate of any such person, had any material interest, directly or indirectly, in any transaction within the past year, or in any proposed transaction, which has affected or would materially affect the Corporation or any of its subsidiaries or in any matter to be acted upon at the Meeting.

Review, Approval or Ratification of Transactions with Related Parties

        Material transactions with related parties are discussed, ratified and approved by the Board of Directors. For ongoing related party transactions, the Nominating and Governance Committee may establish guidelines for the Corporation's management to follow in its ongoing dealings with the related party.

Management Contracts

        Except as otherwise disclosed in this Information Circular, management functions of the Corporation are generally performed by directors and senior officers of the Corporation and not, to any substantial degree, by any other person to whom the Corporation has contracted.

Other Matters

        Management of the Corporation is not aware of any other matters which will be brought before the Meeting other than those set forth in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgement of the persons voting such proxies.

Additional Information and Availability of Documents

        The Corporation will provide to any person or corporation, upon request, one copy of any of the following documents:

  (a)
  the Corporation's latest annual report on Form 40-F or Annual Information Form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  the comparative financial statements of the Corporation for the Corporation's most recently completed fiscal year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and any interim financial statements of the Corporation subsequent to the financial statements for the Corporation's most recently completed fiscal year; and

  (c)
  the management information and proxy circular of the Corporation in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.

        Copies of the above documents will be provided, upon request, by the Secretary of the Corporation at 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, free of charge to shareholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Corporation and who requests a copy of any such document. Financial information relating to the Corporation is provided in the Corporation's comparative financial statements and management's discussion and analysis for its most recently completed fiscal year. Additional information relating to the Corporation is at www.sedar.com and at www.sec.gov/edgar.shtml.

Multiple Shareholders Sharing the Same Address

        Recent changes in the regulations regarding the delivery of copies of proxy materials and annual reports to shareholders permit the Corporation and brokerage firms to send one annual report and proxy statement to multiple shareholders who share the same address under certain circumstances. Shareholders who hold their Common Shares through a broker may have consented to reducing the number of copies of materials delivered to their address. In the event that a shareholder wishes to revoke such a consent previously provided to a broker, the shareholder must contact the broker to revoke the consent. In any event, if a shareholder wishes to receive a separate Information Circular and accompanying materials for the Meeting, or the Corporation's annual report on Form 20-F or Annual Information Form for the year ended June 30, 2007, the shareholder may receive copies by contacting the Secretary of the Corporation at (604) 687-0407, 1550 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. Shareholders receiving multiple copies of these documents at the same address can request delivery of a single copy of these documents by contacting the Corporation in the same manner. Persons holding Common Shares through a broker can request a single copy by contacting the broker.

Board of Directors Approval

        The undersigned hereby certifies that the contents and sending of this Information Circular to the shareholders of the Corporation have been approved by the Board of Directors.

        DATED at Vancouver, British Columbia, this 5th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed)MARSHALL KOVAL President, Chief Executive Officer and Director

SCHEDULE "A"

AMENDED STOCK OPTION AND STOCK BONUS PLAN

NORTHERN PERU COPPER CORP.

STOCK OPTION AND STOCK BONUS PLAN

1.     PURPOSE OF THE PLAN

        Northern Peru Copper Corp. (the "Company") hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the "Stock Option and Stock Bonus Plan" (the "Plan"). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the progress of the Company by: (i) granting to such individuals options, exercisable over periods of up to ten years as determined by the board of directors of the Company, to buy shares of the Company at a price equal to the weighted average market price on the five trading days prior to the date the option is granted; or (ii) issuing to such individuals common shares in the capital of the Company.

2.     DEFINITIONS

        In this Plan, the following terms shall have the following meanings:

        "Affiliate" has the same meaning as "affiliated companies" as found in the Securities Act (Ontario).

        "Associate" has the same meaning as found in the Securities Act (Ontario).

        "Black-Out Period" means a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Optionee.

        "Black-Out Expiration Term" means the period of time that commences with the end of a Black-Out Period and ends ten business days following the end of the Black-Out Period.

        "Board" means the board of directors of the Company or, in the appropriate circumstances, any duly appointed committee thereof.

        "Bonus Shares" has the meaning ascribed thereto in section 8.1 of this Plan.

        "Change of Control" means the occurrence of any one or more of the following events:

  (a)
  a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of outstanding Shares prior to the completion of the transaction hold less than 50% of the outstanding Voting Securities of the successor corporation after completion of the transaction;

  (b)
  the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its subsidiaries;

  (c)
  the Board adopts a resolution to wind-up, dissolve or liquidate the Company;

  (d)
  any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires directly or indirectly or acquires control or direction over (including, without limitation, the right to vote or direct the voting of) Voting Securities of the Company which, when added to the Voting Securities owned directly or indirectly of record or beneficially by the Acquiror or which the Acquiror has control or direction over, would entitle the Acquiror and/or its Associates and/or its Affiliates to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

  (e)
  during any period of two consecutive years:

  (i)
  individuals who at the beginning of such period constitute the Board, and

  (ii)
  any new director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors of the Company then still in office who either were directors of the Company at the beginning of the two-year period or whose election or nomination for election was previously so approved (but excluding for this purpose any such new director whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or person other than the Board), cease for any reason to constitute at least a majority of the Board; or

  (f)
  the Board adopts a resolution determining, in its discretion, that a Change of Control, or another event that would materially alter the structure of the Company or its ownership, has occurred or is imminent.

        For the purposes of the foregoing, "Voting Securities" means the Shares and any other securities which entitle their holders to vote for the election of directors of the Company, and shall include any security, whether or not issued by the Company, which are not shares or securities entitled to vote for the election of directors but are convertible into or exchangeable for shares or securities which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

        "Company" means Northern Peru Copper Corp. and its successors.

        "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

  (a)
  being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

  (b)
  acting as a director or officer of the Company or its subsidiaries.

        "Disinterested Shareholder Approval" means disinterested shareholder approval as defined in the policies of the Exchange.

        "Exchange" means the Toronto Stock Exchange and, if applicable, any other stock exchange or securities market on which the Shares are listed.

        "Expiry Date" means the date set by the Board under section 3.2 of this Plan, representing the last date on which an Option may be exercised.

        "Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

        "Insider" has the same meaning as found in the Securities Act (Ontario) and also includes Associates and Affiliates of the Insider.

        "Market Price" of Shares at any date means the weighted average trading price of the Shares on the Toronto Stock Exchange or, if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange or securities market on which Shares are listed as is selected by the Board, on the five trading days (on which at least one board lot of the Shares was traded) prior to such date.

        "Option" means an option to purchase Shares granted pursuant to this Plan.

        "Option Agreement" means an agreement, in substantially the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

        "Option Price" means the price per Option Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5 of this Plan.

        "Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

        "Optionee" means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators.

        "Plan" means this Stock Option and Stock Bonus Plan.

        "Service Provider" means:

  (a)
  an employee of the Company or any of its subsidiaries;

  (b)
  any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company; and

  (c)
  any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Service Provider.

        "Shares" means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to section 5 of this Plan, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

        "Unissued Option Shares" means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5 of this Plan, such adjustments to be cumulative.

3.     OPTION GRANTS AND TERMS OF OPTIONS

3.1   Grants

        The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and any of its subsidiaries. The Board will have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set out in this Plan, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Optionee's rights in respect of Shares acquired upon exercise of an Option may be forfeited. An Optionee may receive Options on more than one occasion under this Plan and may receive separate Options on any one occasion. In addition, the Board may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

3.2   Black-Out Period

        Except where not permitted by the Exchange, where an Option expires during a Black-Out Period or during the Black-Out Expiration Term, the term of such Option shall be extended to the end of the applicable Black-Out Expiration Term.

3.3   Option Terms

        The Option Price for each Option shall be the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten (10) years from the Grant Date. Any Options which are exercised, expired or terminated will be available for re-granting under the Plan. Options shall be non-assignable and non-transferable, and subject to such vesting provisions as the Board in its sole discretion shall determine.

3.4   Limits on Shares Issuable on Exercise of Options and on the Grant of Bonus Shares

        The maximum number of Shares which may be issuable pursuant to Options granted or Bonus Shares issued under the Plan shall be equal to, but will not exceed at any time, 10% of the total number of the issued and outstanding common shares in the capital of the Company as of the Grant Date on a non-diluted basis. The number of Shares issuable to any one Optionee under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares issuable to a Service Provider that is a consultant or an employee performing investor relations activities during a one year period shall not exceed 2% of the issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares which may be reserved for issuance pursuant to Options granted to Insiders under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Option Shares and Bonus Shares which may be issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

  (a)
  to Insiders in aggregate, shall not exceed 10% of the outstanding issue; and

  (b)
  to any one Optionee who is an Insider and any Associates of such Insider, shall not exceed 5% of the outstanding issue.

        For the purposes of this section, Option Shares and Bonus Shares issued pursuant to an entitlement granted prior to the Optionee or recipient of the Bonus Shares becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of subsections (a) and (b) above, "outstanding issue" is determined on the basis of the number of common shares in the capital of the Company that are outstanding immediately prior to the Option Share or Bonus Share issuance in question, excluding common shares in the capital of the Company issued pursuant to share compensation arrangements prior to such one-year period.

3.5   Option Agreements

        Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.     EXERCISE OF OPTION

4.1   Manner of Exercise

        An Option shall be exercisable by the Optionee delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share. Upon the Company's receipt of such notice and payment there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case:

  (a)
  the Option shall not have been validly exercised; and

  (b)
  the Option shall no longer be exercisable unless the Board determines otherwise.

4.2   General Rule

        Subject to section 4.3 of this Plan, an Option may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. (Vancouver time) on the Expiry Date.

4.3   Termination of Affiliation

        If an Optionee ceases to be a director, officer or Service Provider of the Company or its subsidiaries, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option as follows:

  (a)
  Resignation or Ceasing to Hold Office.    If the Optionee, or in the case of an Option granted to any Optionee who satisfies the definition of Service Provider, the Optionee's employer, ceases to be employed or engaged by the Company and any of its subsidiaries (including by way of voluntary resignation or retirement as a director, officer or Service Provider), each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 30 days after the Optionee ceases to be a director, officer or Service Provider;

  (b)
  Death.    Notwithstanding subsection 4.3(a) of this Plan, if the Optionee ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries due to death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the date of death or Disability; and

  (c)
  For Cause.    Notwithstanding subsection 4.3(a) of this Plan, if the Optionee, or, in the case of an Option granted to an Optionee who satisfies the definition of Service Provider, the Optionee's employer:

  (i)
  ceases to be employed or engaged by the Company and any of its subsidiaries for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee or Optionee's employer is employed or engaged;

  (ii)
  ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order; or

  (iii)
  ceases to be eligible to hold office as a director of the Company and any of its subsidiaries under the provisions of the applicable corporate statute,

  each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date on which the Optionee ceases to be a director, officer or Service Provider.

4.4   Exclusion from Severance Allowance, Retirement Allowance or Termination Settlement

        If the Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company and any of its subsidiaries, the loss of the right to purchase Shares pursuant to section 4.3 of this Plan shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Optionee.

4.5   Amendment of Options by the Board

        Notwithstanding subsections 4.3(a) and 4.3(c) of this Plan and in addition to section 5.1 below, the Board reserves the right to amend the terms of an Option granted to any Optionee, or, in the case of an Option granted to an Optionee who falls under the definition of Service Provider, the Optionee's employer, if such party resigns or is terminated from employment or engagement with the Company and any of its subsidiaries or such other circumstances as the Board sees fit. The Board shall be entitled, but in no way obligated, to amend the terms of any such granted Option, including the number of Option Shares which an Optionee may purchase under such Option, the Expiry Date of such Option, the vesting provisions of such Option and the Option Price of such Option.

4.6   Amendment of Options of Insiders by the Board

        Notwithstanding section 4.5 of this Plan and in addition to section 5.1 below, the Board will not amend the terms of any Option held by an Insider without first receiving the requisite shareholder approval, except that the Board may at its discretion change the vesting provisions of any Option granted to an Insider.

4.7   Accelerated Vesting and Termination

        The Company may, during the term of any Option, give 30 days notice in writing to all of the Optionees that all Options outstanding under the Plan that have not vested as at the time of the notice are immediately deemed vested, and all Options outstanding under the Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the Optionees exercise such Options before their termination on the 30th day after delivery of the notice.

5.     AMENDMENT PROCEDURES

5.1   Amendment Procedure

        The Company retains the right to amend or terminate the terms and conditions of the Plan or Option Agreement, as applicable, by resolution of the Board (the "Amendment Procedure"). Any amendment to the Plan shall take effect only with respect to Options granted after the effective date of such amendment, provided that it may apply to any outstanding Options with the mutual consent of the Company and the Optionees to whom such Options have been granted. Without limiting the generality of the foregoing, the Board may use the Amendment Procedure without seeking shareholder approval when:

  (a)
  altering, extending or accelerating the terms and conditions of vesting of any Options;

  (b)
  extending the term of Options held by a person other than a person who, at the time of the extension, is an Insider of the Company;

  (c)
  accelerating the Expiry Date of Options;

  (d)
  amending the definitions contained within the Plan;

  (e)
  amending or modifying the mechanics of exercise of Options as set forth in Section 4, provided however, payment in full of the Option Price for the Shares shall not be so amended or modified;

  (f)
  effecting amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan or any Option Agreement;

  (g)
  effecting amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the Exchange);

  (h)
  effecting amendments respecting the administration of the Plan;

  (i)
  effecting amendments necessary to suspend or terminate the Plan; and

  (j)
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the Exchange).

5.2   Shareholder Approval

        Shareholder approval will be required for the following types of amendments:

  (a)
  amendments that increase the number of Shares issuable under the Plan, except such increases by operation of Section 6 of the Plan;

  (b)
  any reduction in the Option Price of an Option if the Optionee is not an Insider at the time of the proposed amendment; and

  (c)
  amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchange).

5.3   Disinterested Shareholder Approval

        Disinterested Shareholder Approval will be required for the following types of amendments:

  (a)
  amendments to the Plan that could result at any time in the number of Shares reserved for issuance under the Plan to Insiders exceeding 10% of the outstanding issue;

  (b)
  amendments to the Plan that could result at any time in the granting to Insiders, within a 12 month period, of a number of options exceeding 10% of the outstanding issue;

  (c)
  any reduction in the Option Price of an Option if the Optionee is an Insider at the time of the proposed amendment; and

  (d)
  amendments requiring Disinterested Shareholder Approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the Exchange)

6.     ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

6.1   Share Reorganization

        Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

  (a)
  the Option Price will be adjusted to a price per Share which is the product of:

  (i)
  the Option Price in effect immediately before that effective date or record date; and

  (ii)
  a fraction the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

  (b)
  the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

6.2   Special Distribution

        Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

  (a)
  shares of the Company, other than the Shares;

  (b)
  evidences of indebtedness;

  (c)
  any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

  (d)
  rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option, the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

6.3   Corporate Organization

        Whenever there is:

  (a)
  a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 6.1 or 6.2 of this Plan;

  (b)
  a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

  (c)
  a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares.

6.4   No Fractional Shares

        No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of a Share Reorganization or Corporate Reorganization, an Optionee would become entitled to a fractional Share, such Optionee shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made with the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

7.     TAKE-OVER BIDS AND CHANGES OF CONTROL

7.1   Effect of a Take-Over Bid

        If a bona fide offer (an "Offer") for Shares is made to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Options outstanding under the Plan that have not vested at the time of such Offer will become immediately vested and any such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer.

        However, if:

  (a)
  the Offer is not completed within the time specified therein; or

  (b)
  all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of clause (b) above, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this section shall be reinstated. If any Shares are returned to the Company under this section 7.1, the Company shall immediately refund the Option Price to the Optionee for such Shares.

7.2   Acceleration of Expiry Date

        If, at any time when an Option granted under the Plan remains unexercised, an Offer is made by an offeror, the Board may declare, upon notifying each Optionee of full particulars of the Offer, that all Options outstanding under the Plan that have not vested at the time of such declaration are immediately deemed vested and that all Options outstanding under the Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the Optionees exercise such Options before their termination on the date when Shares must be tendered pursuant to the Offer, provided such Offer is completed.

7.3   Effect of a Change of Control

        In the event of a Change of Control, all Options outstanding under the Plan that have not vested at the time of such Change of Control will become immediately vested, whereupon Optionees holding such Options may immediately exercise in whole or in part such Options. Furthermore, the Board may, upon notifying each Optionee of a Change of Control, declare that all Options outstanding under the Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the Optionees exercise such Options before their termination on the date on which the Change of Control occurs, provided such Change of Control does occur.

        However, if the Change of Control does not occur, the Shares received upon such exercise may be returned by the Optionee to the Company and the Company shall reinstate such returned Shares as authorized but unissued Shares, reinstate the Option(s) in respect of such returned Shares as if it had not been exercised and reinstate the terms upon which such Shares were to become vested pursuant to the relevant Option Agreement. If any Shares are returned to the Company under this section 7.3, the Company shall immediately refund the exercise price to the Optionee for such Shares.

8.     BONUS SHARES

8.1   Allotment and Issuance

        The Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 200,000 Shares ("Bonus Shares"), in each calendar year, to those directors, officers and Service Providers of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.

8.2   Consideration

        The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution of the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued. No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

8.3   Board Discretion

        Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time. The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year. No person shall have any right to receive a distribution Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year. The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year. The Bonus Shares available for distribution in any year will be included for the purposes of calculating the amounts set out in section 3.4 of this Plan.

9.     MISCELLANEOUS

9.1   Form of Notice

        A notice given to the Company shall be in writing, signed by the Optionee and delivered to the Secretary of the Company.

9.2   Right to Employment

        Neither this Plan nor any of the provisions hereof shall affect in any way the Optionee's right to continued employment with the Company or its subsidiaries or the Company's right to terminate such employment.

9.3   Amendment and Waiver

        Subject to pre-clearance with the Toronto Stock Exchange and any other prior regulatory approval where required, the Company may from time to time amend any provisions of the Plan, but no such amendment can impair any of the rights of any Optionee under any Option then outstanding and any material amendment to the Plan or increase in the maximum number of Shares which may be issuable under the Plan as set out in section 3.4 of this Plan will require the approval of shareholders of the Company.

9.4   No Assignment

        No Optionee may assign any of his rights under the Plan.

9.5   Conflict

        In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

9.6   Time of Essence

        Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

9.7   Entire Agreement

        This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to an Option and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE A

NORTHERN PERU COPPER CORP.

STOCK OPTION AND STOCK BONUS PLAN

OPTION AGREEMENT

        This Option Agreement is entered into between Northern Peru Copper Corp. (the "Company") and the Optionee named below pursuant to the Stock Option and Stock Bonus Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

  (a)
  on                                     ,                      (the "Grant Date");

  (b)
                                                    (the "Optionee");

  (c)
  was granted the option to purchase                                Common Shares (the "Option Shares") of the Company;

  (d)
  for the price (the "Option Price") of $                               per share;

  (e)
  which will become exercisable up to, but not after                               ,                      (the "Expiry Date"), as follows:

  (i)
  up to                          Option Shares after                                     ;

  (ii)
  up to                          Option Shares after                                     ;

  (iii)
  up to                          Option Shares after                                     ; and

  (iv)
  up to                          Option Shares after                                     ,

all on terms and subject to the conditions set out in the Plan.

        By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

        IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the                          day of                                     ,                         .

NORTHERN PERU COPPER CORP.

By:
Optionee		Authorized Signatory

By:
Authorized Signatory

SCHEDULE "B"

PROPOSED RESOLUTIONS

Resolution No. 1

        Ordinary resolution of the Meeting approving an amendment to the Corporation's Stock Option and Stock Bonus Plan:

        "WHEREAS:

  A.
  the Corporation's Stock Option and Stock Bonus Plan (the "Plan") was approved by the shareholders of the Corporation on May 9, 2005;

  B.
  the Corporation wishes to amend and restate the terms of the Plan to:

  (i)
  grant to the directors the power and authority to determine any limitations, restrictions and conditions which are in addition to those set out in the Plan, as amended, applicable to the exercise of options granted under the Plan, as amended,

  (ii)
  grant to the directors the power and authority to amend the vesting provisions of previously issued options,

  (iii)
  include provisions which provide, in the event of a take-over bid or change of control, that all outstanding options will immediately vest and may be exercised, or if not exercised, such options will terminate upon the tender date for the take-over bid or completion of the change of control,

  (iv)
  include provisions which provide that, except where not permitted by the Toronto Stock Exchange (the "TSX"), where an option expires during a time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of options under the Plan (a "Black-Out Period") or within ten business days following the end of such Black-Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black-Out Period, and

  (v)
  grant to the Board of Directors the power and authority to make certain amendments to the Plan or any option without shareholder approval, including: amendments of a "housekeeping" nature; a change to the vesting provisions of an option; extensions to the term of an option held by a person (other than an insider of the Corporation); accelerating the expiry date of an option; amending the definitions contained within the Plan; amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options); amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX; amendments relating to the administration of the Plan; amendments that are necessary to suspend or terminate the Plan; and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX),

        (the "Plan Amendments"); and

  C.
  a copy of the Plan, as amended and restated to reflect the Plan Amendments (the "Amended Plan"), has been provided to the shareholders of the Corporation as Schedule "A" to the Management Proxy and Information Circular (the "Information Circular") for the annual and special meeting of shareholders of the Corporation held on November 7, 2007.

  BE IT RESOLVED that:

  1.
  subject to the receipt of all necessary regulatory approvals, the Amended Plan, substantially in the form presented in the Information Circular, is hereby ratified, approved and confirmed, subject to such additions, deletions and amendments thereto as the directors and officers of the Corporation shall consent to, such consent to be conclusively evidenced by the issuance of any options thereunder; and

  2.
  any one or more of a group comprised of the directors and officers of the Corporation are hereby authorized and directed, in the name of and on behalf of the Corporation, to do all acts and things, to settle the form of, execute, deliver, give all notices and file and distribute all certificates, instruments, agreements and other documents, and to obtain any required consents or approvals, in the name and on behalf of the Corporation, as in the opinion of such individuals may be necessary or desirable to give full effect to the above resolutions and to facilitate all matters relating to those resolutions."

B-1

QuickLinks

NORTHERN PERU COPPER CORP. NOTICE OF MEETING
TABLE OF CONTENTS
MANAGEMENT INFORMATION AND PROXY CIRCULAR
Summary Compensation Table
Option/SAR Grants during the Most Recently Completed Fiscal Year
Aggregated Option/SAR Exercises during the Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values
Performance Graph
SCHEDULE "A" AMENDED STOCK OPTION AND STOCK BONUS PLAN NORTHERN PERU COPPER CORP. STOCK OPTION AND STOCK BONUS PLAN
SCHEDULE A NORTHERN PERU COPPER CORP. STOCK OPTION AND STOCK BONUS PLAN OPTION AGREEMENT
SCHEDULE "B" PROPOSED RESOLUTIONS